C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED
2004 JUN -3 A 9:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref: EC/FL/GS/CPP/118/04

BY AIRMAIL

04030556

20th May, 2004

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

dlw 6/10

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 20th May, 2004 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement relating to Notice of Special General Meeting and Circular
   Date : May 19, 2004
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The Standard, Thursday, May 20, 2004

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code : 43)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on 18th June, 2004 at 9:45 a.m. (or as soon as thereafter as the annual general meeting of the Company convened for the same day and at the same place shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions of the Company:

AS ORDINARY RESOLUTION

1. To approve the proposed renewal of the scheme mandate under the share option scheme.

AS SPECIAL RESOLUTIONS

2. To amend bye-laws 1, 58 to 62, 77, 79, 81 to 85, 91(G), (H) and (I) of the bye-laws (the "Bye-laws") of the Company. A brief background of the proposed amendments to the Bye-laws is set out as follows:

   (a) Bye-law 1
   To add the definitions of "associate(s)" and "Listing Rules" and to amend the existing definition of "Relevant Territory".

   (b) Bye-law 58
   To provide for circumstances under which proxy can vote on a show of hands at any general meeting and to reflect the restriction on voting by shareholders as required by the amended Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

   (c) Bye-laws 59, 60, 61 and 62
   To reflect the requirement of voting by poll under the Listing Rules.

   (d) Bye-laws 77, 81 to 85
   To add the provisions relating to the rotation and retirement of Directors.

   (e) Bye-law 79
   To be consistent with the amended Listing Rules which stipulates the minimum seven-day period for lodgment by a shareholder of the notice to nominate a director and the nomination shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and ending no later than seven days before the date of such general meeting.

   (f) Bye-laws 91(G), (H) and (I)
   To be consistent with the provisions of the amended Listing Rules so that, subject to certain exceptions, a director shall not vote on any resolution of the board in respect of any contract, arrangement or proposal in which he or any of his associate(s) has a material interest nor shall he be counted in the quorum.

3. To adopt a new set of bye-laws in substitution for the existing bye-laws of the Company.

By Order of the Board
Choi Yi Mei
Company Secretary

Hong Kong, 20th May, 2004

As at the date of this notice, the directors of the Company comprise nine executive directors, namely, Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Dhanin Chearavanont, Mr. Sumet Jiaravanon, Mr. Prasert Poongkumarn, Mr. Min Tieanworn, Mr. Thirayut Phitya-Isarakul, Mr. Thanakorn Seriburi and Mr. Veeravat Kanchanadul, and two independent non-executive directors, namely, Mr. Budiman Elkana and Mr. Cheung Koon Yuet, Peter.

Notes:

1. This is a summary of the full text of the notice of special general meeting. The full text of resolutions 1, 2 and 3 is set out in the notice of special general meeting accompanying the circular to be despatched to shareholders on 20th May, 2004 (the "Circular"). The Circular can also be viewed and downloaded from the website of The Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.
2. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with the Circular. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.
3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.
4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.
6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.
7. Pursuant to the existing Bye-law 59 of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three shareholders of the Company present in person or by proxy and entitled to vote; or (iii) by any shareholder or shareholders of the Company present in person or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all shareholders of the Company having the right to attend and vote at the meeting; or (iv) by a shareholder or shareholders of the Company present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in C.P. Pokphand Co. Ltd., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

PROPOSED RENEWAL OF THE SCHEME MANDATE UNDER THE SHARE OPTION SCHEME AND AMENDMENTS TO THE BYE-LAWS

A letter from the Board of C.P. Pokphand Co. Ltd. is set out on pages 4 to 9 of this circular.

A notice convening the Special General Meeting of C.P. Pokphand Co. Ltd. to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on 18th June, 2004 at 9:45 a.m. (or as soon as thereafter as the annual general meeting of C.P. Pokphand Co. Ltd. convened for the same day and at the same place shall have concluded or been adjourned), is set out on pages 10 to 17 of this circular.

Whether or not you are able to attend the said meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the Special General Meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending and voting at the said meeting or any adjourned meeting should you so wish.

20th May, 2004

CONTENTS

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"Annual General Meeting"	the annual general meeting of the Company to be held on Friday, 18th June, 2004;
"Board"	the board of Directors or a duly authorized committee of the board of Directors;
"business day"	a day upon which the Stock Exchange is open for securities trading;
"Bye-laws"	the bye-laws of the Company;
"Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange;
"Controlling Shareholder"	any person who has the power, directly or indirectly, to secure: (i) by means of the holding of shares entitling him to exercise or control the exercise of 30% (or such lower amount as may from time to time be specified in the Code on Takeovers and Mergers (approved by the Securities and Futures Commission as amended from time to time) as being the level for triggering a mandatory general offer) or more of the voting power at general meetings of the Company; or (ii) by means of controlling the composition of a majority of the Board; or (iii) by virtue of any powers conferred by the constitutional document of the Company or any other corporation, that the affairs of the Company are conducted in accordance with the wishes of such person;
"Directors"	the directors of the Company;
"Eligible Person"	means: (i) (a) any director (whether executive or non-executive, including any independent non-executive director), employee (whether full time or part time) of, or

(b) any individual for the time being seconded to work for,

any member of the Group or any Controlling Shareholder or any company controlled by a Controlling Shareholder (who, in the Board's opinion, has contribution or potential contribution to the Group); or

(ii) any holder of any securities issued by any member of the Group or any Controlling Shareholder or any company controlled by a Controlling Shareholder (who, in the Board's opinion, has contribution or potential contribution to the Group); or

(iii) (a) any business or joint venture partner, contractor, agent or representative of,

(b) any person or entity that provides research, development or other technological support or any advisory, consultancy, professional or other services incident to the business of the Company and/or its subsidiaries to,

(c) any investor, vendor, supplier, producer, developer, agent, licensor or service provider of,

(d) any customer, licensee (including any sub-licensee), wholesaler, retailer, trader or distributor of goods or services of,

any member of the Group or any Controlling Shareholder or any company controlled by a Controlling Shareholder (who, in the Board's opinion, has contribution or potential contribution to the Group);

and, for the purposes of the Share Option Scheme, shall include any company controlled by one or more persons belonging to any of the above classes of participants;

"Group"	the Company and any entity in which the Company, directly or indirectly, holds any equity interest;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;

"Latest Practicable Date"	17th May, 2004, being the latest practicable date for ascertaining certain information for inclusion in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Scheme Mandate"	the limit imposed under Rule 4(A) of the rules of the Share Option Scheme on the maximum number of Shares issuable upon the exercise of all options which may be granted under the Share Option Scheme and any other share option scheme of the Company, being 10% of the Shares in issue on the adoption date of the Share Option Scheme;
"Scheme Period"	the period commencing on the date on which the Share Option Scheme was adopted by Shareholders (i.e. 26th November, 2002) and expiring at the close of business on the day immediately preceding the tenth anniversary thereof;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share Option Scheme"	the share option scheme of the Company adopted pursuant to an ordinary resolution of the Company passed on 26th November, 2002;
"Shareholders"	holders of Shares;
"Share(s)"	ordinary shares of US$0.05 each in the issued share capital of the Company;
"Special General Meeting"	the special general meeting of the Company to be held on 18th June, 2004 at 9:45 a.m. (or as soon as thereafter as the annual general meeting of the Company convened for the same day and at the same place shall have concluded or been adjourned), notice of which is set out on pages 10 to 17 of this circular;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"US$"	United States dollars, the lawful currency of the United States of America; and
"%"	per cent.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

Directors:
Mr. Jaran Chiaravanont
Mr. Montri Jiaravanont
Mr. Dhanin Chearavanont
Mr. Sumet Jiaravanon
Mr. Prasert Poongkumarn
Mr. Min Tieanworn
Mr. Thirayut Phitya-Isarakul
Mr. Thanakorn Seriburi
Mr. Veeravat Kanchanadul
Mr. Budiman Elkana*
Mr. Cheung Koon Yuet, Peter*

* *Independent non-executive Directors*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal Place of Business:
21st Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

20th May, 2004

To Shareholders

Dear Sirs,

PROPOSED RENEWAL OF THE SCHEME MANDATE UNDER THE SHARE OPTION SCHEME AND AMENDMENTS TO THE BYE-LAWS

INTRODUCTION

The purpose of this circular is to provide you with information on, and to give you notice of the Special General Meeting at which resolutions will be proposed for the approval of (i) the renewal of the Scheme Mandate under the Share Option Scheme; and (ii) certain amendments to the Bye-laws.

RENEWAL OF THE SCHEME MANDATE

The Company adopted the Share Option Scheme on 26th November, 2002. The purpose of the Share Option Scheme is to enable the Board to grant options to Eligible Persons as incentives or rewards for their contribution or potential contribution to the Group.

Under the rules of the Share Option Scheme:

(1) Subject to sub-paragraph (2) and (3) below, the maximum number of Shares issued and issuable upon exercise of all options granted and to be granted under the Share Option Scheme and any other share option schemes of the Company as from the commencement of the Scheme Period (excluding, for this purpose, options which have lapsed in accordance with the terms of the Share Option Scheme or any other share option schemes of the Company) must not in aggregate exceed the Scheme Mandate. The Shares underlying any options granted under the Share Option Scheme or any other share option schemes of the Company which have been cancelled (but not options which have lapsed) are counted for the purpose of the Scheme Mandate.

(2) The Scheme Mandate may be refreshed at any time by obtaining approval of the Shareholders in general meeting provided that the new limit under the refreshed Scheme Mandate must not exceed 10% of the Shares in issue at the date of the Shareholders' approval of such refreshed Scheme Mandate. Options previously granted under the Share Option Scheme or any other share option schemes of the Company (including those exercised, outstanding, cancelled or lapsed in accordance with the terms of the Share Option Scheme or any other share option schemes of the Company) will not be counted for the purpose of calculating the total number of Shares subject to the refreshed Scheme Mandate.

(3) The aggregate number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option schemes of the Company must not exceed 30% of the Shares in issue from time to time.

Based on the total number of Shares in issue as at 10th June, 2003, being the date on which the Scheme Mandate was first refreshed, the maximum number of Shares which may be issued upon exercise of all options granted and to be granted under the Share Option Scheme and any other share option schemes of the Company is 215,848,078 Shares, representing 10% of the Shares in issue as at 10th June, 2003.

As at the Latest Practicable Date, options carrying the rights to subscribe for up to a total 410,696,156 Shares, representing 19.03% of the Shares in issue as at the same date, have been fully granted under the Share Option Scheme, and none of these options has been exercised. Of

all the options granted under the Share Option Scheme, 259,124,035 of them have been granted to connected persons of the Company, particulars of which are as follows:

Name	No. of Shares issuable under the option granted	Percentage represented by no. of Shares issuable under the option granted out of total no. of Shares in issue on date of grant	Percentage of shareholding as at the Latest Practicable Date *(Note 1)*	Percentage of shareholding assuming exercise of option *(Note 2)*
Dhanin Chearavanont	25,600,000	1.19%	5.59%	6.70%
Sumet Jiaravanon	25,600,000	1.19%	49.42%	50.01%
Prasert Poongkumarn	41,584,807	1.93%	–	1.89%
Min Tieanworn	41,584,807	1.93%	–	1.89%
Thirayut Phitya-Isarakul	41,584,807	1.93%	–	1.89%
Thanakorn Seriburi	41,584,807	1.93%	–	1.89%
Veeravat Kanchanadul	41,584,807	1.93%	–	1.89%

Notes:

1. Based on shareholding interests (including deemed interests) as recorded in the register of interests in shares in or debentures of, or short position in shares in the relevant share capital of the Company or any associated corporation (within the meaning of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Section 347 of the SFO.

2. Based on the connected person's shareholding interests as at the Latest Practicable Date referred to as Note 1 above and assuming no issue of any new Shares by the Company except arising from the exercise of the connected person's option.

All requirements relating to granting options to connected persons under Rule 17.04 of the Listing Rules were duly complied with. Save as mentioned above, none of the options under the Share Option Scheme has been granted to any connected person of the Company.

Unless the Scheme Mandate is refreshed, only a limited number of options may be granted under the Scheme Mandate. The Directors believe that their ability to grant new options to Eligible Persons as incentives or rewards for their contribution or potential contribution to the Group is therefore restricted.

It is therefore proposed that, subject to the approval of the Shareholders at the Special General Meeting and fulfilment of other applicable requirements under the Listing Rules, the limit on the number of new options which may be granted by the Directors under the Share Option Scheme be refreshed to 10% of the Shares in issue at the date of the approval of the Shareholders at the Special General Meeting; options previously granted under the Share Option Scheme or any other share option schemes of the Company (including those exercised, outstanding, cancelled

or lapsed in accordance with the terms of the Share Option Scheme or any other share option schemes of the Company) will not be counted for the purpose of the calculation of the limit as refreshed.

If the Scheme Mandate is refreshed, on the basis of 2,158,480,786 Shares in issue as at the Latest Practicable Date and assuming that no further Shares will be issued prior to the date of Shareholders' approval of the refreshed Scheme Mandate, the maximum number of options that can be granted by the Company under the refreshed Scheme Mandate will be options under which 215,848,078 Shares will be issuable.

The renewal of the Scheme Mandate is conditional upon:

(a) the Shareholders passing an ordinary resolution to approve the refreshed Scheme Mandate at the Special General Meeting; and

(b) the Stock Exchange granting the approval of the listing of, and permission to deal in, the Shares to be issued pursuant to the exercise of any options granted under the refreshed Scheme Mandate.

Application will be made to the Stock Exchange for the listing of and permission to deal in any Shares, representing 10% of the Shares in issue at the Special General Meeting, which may fall to be issued upon the exercise of any options that may be granted under the refreshed Scheme Mandate.

AMENDMENTS TO THE BYE-LAWS

On 30th January, 2004, the Stock Exchange has announced certain amendments to the Listing Rules which came into effect on 31st March, 2004. Amongst the amendments are requirements that the constitutions of all listed issuers must conform with the following:

(a) the minimum seven-day period for lodgment by Shareholders of the notice to nominate a director shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days before the date of such meeting;

(b) directors shall abstain from voting at the board meeting on any matter in which he or any of his associates has a material interest and are not to be counted towards the quorum of the relevant board meeting; and

(c) where any Shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restriction to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted.

As such, the Board proposes that amendments be made to the Bye-laws to comply with the revised Listing Rules.

In addition, consequential amendments will be made to the Bye-laws as a results of the cancellation of secondary listing of the Shares on The London Stock Exchange on 31st December, 2003. It is also proposed that amendments relating to proxy can vote on a show of hands at any general meeting will also be made to the Bye-laws.

The proposed amendments to the Bye-laws are subject to the approval of the Shareholders by way of special resolution to be proposed at the Special General Meeting. Shareholders should refer to the special resolution as set out in the notice of the Special General Meeting on pages 10 to 17 of this circular for details of the proposed amendments to the Bye-laws.

SPECIAL GENERAL MEETING AND PROXY ARRANGEMENT

A notice convening the Special General Meeting is set out on pages 10 to 17 of this circular. The Special General Meeting is being convened for the purpose of considering and, if thought fit, passing an ordinary resolution to approve the renewal of the Scheme Mandate under the Share Option Scheme and passing special resolutions, among other matters, to effect certain amendments to the Bye-laws.

A form of proxy for use at the Special General Meeting is enclosed. Whether or not you are able to attend the Special General Meeting, you are requested to complete and return the form of proxy to the Company's Registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible, but in any event not less than 48 hours before the time appointed for the holding of the Special General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending the Special General Meeting and voting in person should you so wish.

Pursuant to the existing Bye-law 59 of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three Shareholders present in person or by proxy and entitled to vote; or (iii) by any Shareholder or Shareholders present in person or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the meeting; or (iv) by a Shareholder or Shareholders present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other material facts not contained in this circular, the omission of which would make any statement in this circular misleading.

RECOMMENDATION

The Board believes that the renewal of the Scheme Mandate of the Share Option Scheme is in the best interests of the Company and Shareholders as a whole. The Board also supports the proposed amendments to the Bye-laws.

Accordingly, the Board recommends you to vote in favour of each of the relevant resolutions to be proposed at the Special General Meeting.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Share Option Scheme and the Bye-laws are available for inspection at the principal place of business of the Company in Hong Kong at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong during normal business hours on any business day up to and including 18th June, 2004 and at the Special General Meeting.

Yours faithfully,
By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

NOTICE IS HEREBY GIVEN that a special general meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on 18th June, 2004 at 9:45 a.m. (or as soon as thereafter as the annual general meeting of the Company convened for the same day and at the same place shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions of the Company:

ORDINARY RESOLUTION

1. "**THAT**, subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the listing of and permission to deal in the Shares issuable upon exercise of the options to be granted pursuant to the authority hereby given, the board of directors of the Company be and hereby authorized to grant options under the share option scheme of the Company adopted on 26th November, 2002 pursuant to which Shares representing up to 10% of the number of Shares in issue as at the date of the passing of this resolution may be issued upon the exercise of such options (the "Refreshed Scheme Mandate") and to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Refreshed Scheme Mandate."

SPECIAL RESOLUTIONS

2 "**THAT** the bye-laws of the Company (the "Bye-laws") be amended as follows:

(A) By inserting the following new definition of "associate(s)" in Bye-law 1 of the Bye-laws:

""associate(s)"	shall have the meaning attributed to it in the Listing Rules;"

(B) By inserting the following new definition of "Listing Rules" in Bye-law 1 of the Bye-laws:

""Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;"

(C) By deleting the existing definition of "Relevant Territory" in Bye-law 1 and substituting therefor the following new definition:

""Relevant Territory" means Hong Kong or such other territory as the Board may from time to time decide if the issued ordinary share capital of the Company is listed on a stock exchange in such territory;"

(D) By inserting in the third line of Bye-law 58 immediately after the word "representative)" the words "or by proxy" and re-numbering existing Bye-law 58 as Bye-law 58(a);

(E) By inserting the following as new Bye-law 58(b):

"(b) Where any Member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted."

(F) By deleting the existing Bye-law 59 in its entirety and replacing therewith the following new Bye-law 59:

"59. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. A poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least three Members present in person or by proxy and entitled to vote; or

(c) any Member or Members present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(d) any Member or Members present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so required or demanded and, in the latter case, not withdrawn, a declaration by the chairman that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minutes of the meetings of the Company shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution."

(G) By deleting the existing Bye-law 60 in its entirety and replacing therewith the following new Bye-law 60:

"60. If a poll is duly required or demanded it shall be taken in such manner as the chairman shall direct and he shall appoint scrutineer(s) in accordance with the Listing Rules. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded or required."

(H) By deleting the existing Bye-law 61 in its entirety and replacing therewith the following new Bye-law 61:

"61. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded or required on any other question shall be taken either forthwith or at such time (being not later than three months after the date of the demand) and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll."

(I) By inserting in the first line of Bye-law 62 immediately before the word "demand" the words "requirement or" and the second line of Bye-law 62 immediately before the word "demanded" the words "required or".

(J) By inserting in the last line of Bye-law 77 immediately after the word "re-election" the words "but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting".

(K) By deleting the existing Bye-law 79 in its entirety and replacing therewith with following new Bye-law 79:

"79. No person, other than a retiring Director at the meeting shall, unless recommended by the Board, be eligible for election as a Director at any general meeting, unless a notice in writing signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a notice in writing signed by the person to be proposed of his willingness to be elected shall have been lodged at the Head Office or at the Registration Office provided that the minimum

length of the period, during which such notice(s) in writing are given, shall be at least seven days and that the period for lodgment of such notice(s) in writing shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and ending no later than seven days prior to the date of such general meeting."

(L) By replacing "The" in the first line of Bye-law 81 by "Without prejudice to the provisions for retirement by rotation hereinafter contained, the".

(M) By replacing the existing heading "Directors" immediately before Bye-law 82 by "Rotation of Directors".

(N) By deleting the existing Bye-law 82 in its entirety and replacing therewith the following new Bye-law 82:

"82. Subject to the provisions of Bye-law 77, at every annual general meeting one-third of the Directors for the time being or, if their number is not a multiple of three, then the number nearest to but not exceeding one-third shall retire from office. A Director retiring at a meeting shall retain office until the close of the meeting."

(O) By inserting the following new Bye-laws 83, 84 and 85:

"83. The Directors to retire on each occasion shall be those who have been longest in office since their last election, but as between persons who became or were re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The Directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the Board at the date of the notice convening the annual general meeting, and no Director shall be required to retire or be relieved from retiring by reason of any change in the number or identity of the Directors after the date of such notice but before the close of the meeting.

84. A retiring Director shall be eligible for re-election.

85. Subject to the provisions of these Bye-laws, the Company at the meeting at which a Director retires in manner aforesaid may fill the vacated office by electing a person thereto and in default the retiring Director shall, if willing to continue to act, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such Director shall have been put to the meeting and lost."

(P) By deleting the existing Bye-laws 91(G), (H) and (I) in their entirety and replacing therewith the following new Bye-laws 91(G), (H) and (I):

"91(G) A Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or any other proposal in which he or any of his associate(s), is to his knowledge, materially interested, and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving by the Company to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associate(s) or obligations incurred or undertaken by him or any of his associate(s) at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving by the Company of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a Member or in which the Director or his associate(s) is/are beneficially interested in shares of that company other than a company in which the Director and/or his associate(s) is/are beneficially interested in five (5) per cent. or more of the issued shares or of the voting rights of any class of shares of such company (or any third company through which his interest or that of any of his associates is derived); or

(vi) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

(a) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme involving the issue or grant of options over shares or other securities by the Company under which the Director or his associate(s) may benefit; or

(b) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates to Directors, his associates, and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates.

(H) For the purposes of paragraph (G) above:

(i) a company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) is/are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his/their interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(ii) where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is/are materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(iii) "subsidiary" shall have the meaning attributed to it in the Listing Rules.

(I) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or his associate(s) or as to the entitlement of any Director (other than such chairman) to vote or to be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director or his associate(s) shall be final and conclusive except in a case where the nature or extent of the interest of the Director and/or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting or his associate(s) such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman or his associate(s) as known to such chairman has not been fairly disclosed to the Board."

3. "**THAT** *subject to the passing of the resolution numbered 2 in the notice convening* this meeting, the Bye-laws of the Company contained in the printed document, a copy of which has been produced to the meeting marked "A" and has been signed by the Chairman of the meeting for the purpose of identification, be and are hereby approved and adopted as the new Bye-laws of the Company in substitution for the existing Bye-laws of the Company."

By Order of the Board
Choi Yi Mei
Company Secretary

Hong Kong, 20th May, 2004

As at the date of this notice, the directors of the Company comprise nine executive directors, namely, Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Dhanin Chearavanont, Mr. Sumet Jiaravanon, Mr. Prasert Poongkumarn, Mr. Min Tieanworn, Mr. Thirayut Phitya-Isarakul, Mr. Thanakorn Seriburi and Mr. Veeravat Kanchanadul, and two independent non-executive directors, namely, Mr. Budiman Elkana and Mr. Cheung Koon Yuet, Peter.

Notes:

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.

3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.

6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.

7. Pursuant to the existing Bye-law 59 of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three shareholders of the Company present in person or by proxy and entitled to vote; or (iii) by any shareholder or shareholders of the Company present in person or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all shareholders of the Company having the right to attend and vote at the meeting; or (iv) by a shareholder or shareholders of the Company present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

此乃要件　請即處理

閣下如對本通函之任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將所有名下之卜蜂國際有限公司證券**出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)
(股份編號：43)

建議更新購股權計劃之
計劃授權上限及
修訂細則

卜蜂國際有限公司之董事會函件載於本通函第4至第9頁。

卜蜂國際有限公司謹訂於二零零四年六月十八日上午九時四十五分(或緊隨卜蜂國際有限公司於同日及同地點召開之股東週年大會結束或延期後)假座香港夏慤道十六號遠東金融中心二十一樓召開股東特別大會，大會通告載於本通函第10至第17頁。

無論　閣下是否有意出席股東特別大會，務請盡快將隨附之代表委任表格按其列印之指示填妥，惟無論如何須於股東特別大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可按意願親身出席上述大會或其任何續會，並於會上投票。

二零零四年五月二十日

目　錄

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零四年六月十八日星期五舉行之股東週年大會；
「董事會」	指	董事會或獲正式授權之董事委員會；
「營業日」	指	聯交所開市進行證券買賣之日子；
「細則」	指	本公司之細則；
「本公司」	指	卜蜂國際有限公司，一家於百慕達註冊成立，其股份於聯交所主板上市之有限公司；
「控權股東」	指	任何人士直接或間接擁有權力，確使本公司按其意願進行事務： (i) 持有股份而給予該等人士行使或控制行使30%(或《收購及合併守則》不時規定可觸發強制性公開要約所需之較低百份比(經證券及期貨事務監察委員會不時修訂並獲批准)或以上於本公司股東大會之投票權；或 (ii) 擁有董事會組成之大多數控制權；或 (iii) 擁有規管本公司或任何其他法人團體之規章文件所賦予之權力；
「董事」	指	本公司之董事；
「合資格人士」	指	(i) 在本集團任何成員公司、任何控權股東或由一位控權股東控制之任何公司任職之下列人士： (a) 任何董事(不論執行或非執行，包括任何獨立非執行董事)、僱員(不論全職或兼職)，或

(b) 任何臨時調派之人士，

(董事會認為彼等對本集團有所貢獻或潛在貢獻之人士)；或

(ii) 持有本集團任何成員公司、任何控權股東或由一位控權股東控制之任何公司所發行的任何證券之人士(董事會認為彼等對本集團有所貢獻或潛在貢獻之人士)；或

(iii) 為本集團任何成員公司、任何控權股東或由一位控權股東控制之任何公司之

(a) 任何業務或合營夥伴、承包商、代理人或代表，

(b) 任何提供研究、開發或其他技術支援或任何諮詢、顧問、專業或其他服務予本公司及／或其附屬公司業務上之任何人士或團體，

(c) 任何投資者、出售者、供應商、生產商、發展商、代理人、授牌人或服務供應商，

(d) 任何顧客、持牌人(包括任何次持牌人)，批發商、零售商、貿易商或貨品或服務分銷商，

(董事會認為彼等對本集團有所貢獻或潛在貢獻之人士)；

且就購股權計劃而言，包括由屬於上述任何類別之一位或以上參與者控制之任何公司；

「本集團」　指　本公司及任何由本公司直接或間接持有其股份權益之企業；

「香港」　指　中華人民共和國香港特別行政區；

「最後實際可行日期」	指	二零零四年五月十七日，確定本通函內所載資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「計劃授權上限」	指	根據購股權計劃規則第4(A)條所訂立因行使本公司購股權計劃及任何其他購股權計劃所授出購股權而予以發行之最多股份數量限額，佔採納購股權計劃當日已之發行股份之10%；
「計劃期間」	指	股東採納購股權計劃之日(即二零零二年十一月二十六日)起計至十週年之前一個營業日結束時屆滿之期間內；
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)；
「購股權計劃」	指	根據本公司於二零零二年十一月二十六日通過之普通決議案而採納之本公司購股權計劃；
「股東」	指	股份持有人；
「股份」	指	本公司已發行股本中每股0.05美元之股份；
「股東特別大會」	指	本公司將於二零零四年六月十八日上午九時四十五分(或緊隨本公司於同日及同地點召開之股東週年大會結束或延期後)召開之股東特別大會，大會通告載於本通函第10至第17頁；
「聯交所」	指	香港聯合交易所有限公司；
「美元」	指	美元，美國之法定貨幣；及
「%」	指	百分率。

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)
(股份編號：43)

董事：
謝正民先生
謝大民先生
謝國民先生
謝中民先生
盧岳勝先生
張中民先生
李紹慶先生
李紹祝先生
Veeravat Kanchanadul先生
Budiman Elkana先生*
張冠粵先生*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

主要營業地點：
香港
夏愨道十六號
遠東金融中心
二十一樓

* 獨立非執行董事

敬啟者：

建議更新購股權計劃之
計劃授權上限及
修訂細則

緒言

本通函旨在向　閣下提供有關資料及送遞股東特別大會通告，藉以建議批准(i)更新購股權計劃之計劃授權上限；及(ii)修訂若干細則。

更新計劃授權上限

本公司於二零零二年十一月二十六日採納購股權計劃。購股權計劃旨在讓董事會可向合資格人士授出購股權，作為彼等對本集團所作的貢獻或潛在貢獻之獎勵或報酬。

根據購股權規則下：

(1) 除下文第(2)及(3)分段另有所指外，自計劃期間開始，因行使根據購股權計劃及本公司任何其他購股權計劃所授出及可予授出之所有購股權而發行及可予發行之最多股份總數（就此而言，概不包括根據購股權計劃或本公司任何其他購股權計劃條款下已失效之購股權），合共不得超過計劃授權上限。根據購股權計劃或本公司任何其他購股權計劃下授出但已註銷之購股權（不包括已失效之購股權）所涉及之股份亦將計入計劃授權上限內。

(2) 計劃授權上限可於股東特別大會上尋求股東批准後，在任何時間更新。惟經更新之計劃授權之新上限不得超過尋求股東批准該經更新計劃授權上限當日已發行股份之10%。就計算經更新計劃授權上限所涉及之股份總數時，根據購股權計劃及本公司任何其他購股權計劃而已授出之購股權（包括根據購股權計劃及本公司任何其他購股權計劃條款下已行使、尚未行使、註銷及失效之購股權）將不計入該上限內。

(3) 因行使根據購股權計劃及本公司任何其他購股權計劃下授出而尚未行使之所有購股權而可予發行之股份總數，合共不得超過不時已發行股份之30%。

根據二零零三年六月十日（計劃授權上限首次更新當日）已發行股份之總數，按購股權計劃及本公司任何其他購股權計劃下授出及可予授出之所有購股權因悉數行使而予以發行之最多股份總數為215,848,078股股份，相等於二零零三年六月十日已發行股份之10%。

於最後實際可行日期，根據購股權計劃有權認購410,696,156股股份（相等於該日已發行股份之19.03%）之購股權已授出，而該等購股權尚未行使。根據購股權計劃而

授出予本公司關連人士之所有購股權共259,124,035股，詳情載列如下：

姓名	按授出購股權而可予發行股份數目	按授出購股權而可予發行股份數目佔授出購股權當日已發行股份之百份比	於最後實際可行日期佔股本之百份比 (附註 1)	假設行使購股權後所佔股本之百份比 (附註 2)
謝國民	25,600,000	1.19%	5.59%	6.70%
謝中民	25,600,000	1.19%	49.42%	50.01%
盧岳勝	41,584,807	1.93%	–	1.89%
張中民	41,584,807	1.93%	–	1.89%
李紹慶	41,584,807	1.93%	–	1.89%
李紹祝	41,584,807	1.93%	–	1.89%
Veeravat Kanchanadul	41,584,807	1.93%	–	1.89%

附註：

1. 根據證券及期貨條例第347條而須向本公司及聯交所申報之資料(按記錄於持有本公司或任何聯繫公司(證券及期貨條例之涵義)之權益或債券之權益或其有關股份淡倉之登記冊)。

2. 根據上述附註1有關於最後實際可行日期時，關連人士之股份權益及假設本公司除關連人士行使購股權外，概無發行任何股份為基準。

根據上市規則第17.04條，本公司已符合授出購股權予關連人士之所有要求。除以上所述外，根據購股權計劃下授出之購股權，概無授予任何關連人士。

除非計劃授權上限獲更新，否則根據計劃授權上限，將只可授出少量購股權。董事認為向指定合資格人士授出購股權，作為彼等對本集團所作貢獻或潛在貢獻之獎勵或報酬之能力將受限制。

因此，董事建議(須待股東於股東特別大會上批准及符合上市規則之其他要求後)根據購股權計劃下可由董事授出新購股權之上限將更新至尋求股東於股東特別大會上批准當日已發行股份之10%。根據購股權計劃及本公司任何其他購股權計劃下已授

出之購股權(包括根據購股權計劃或本公司任何其他購股權計劃條款下已行使、尚未行使、註銷及失效之購股權),將不會計入更新計劃授權上限內。

倘計劃授權上限獲更新,於最後實際可行日期以2,158,480,786股股份為基準及假設至股東批准更新計劃授權上限前並無發行任何股份,本公司可根據更新計劃授權上限授出之最多購股權數目,將可予發行最多215,848,078股股份。

更新計劃授權上限須待下列條件達成後,方可作實:

(a) 股東於股東特別大會上通過一項普通決議案,批准更新計劃授權上限;及

(b) 聯交所批准根據更新計劃授權上限授出之購股權獲行使而予以發行之股份上市及買賣。

本公司將向聯交所申請批准因行使根據更新計劃授權上限授出而予以發行之任何股份(相等於股東特別大會當日已發行股份之10%)上市及買賣。

修訂細則

於二零零四年一月三十日聯交所宣佈對上市規則作出修訂,並已於二零零四年三月三十一日生效。修訂中包括要求所有上市發行人之憲章必須遵照以下規定:

(a) 股東提交提名董事通知期最少為七日,該期間之首日不得早於選舉董事之股東大會通告發出後翌日,而最後一日則不得遲於股東大會舉行日期前七日;

(b) 董事須於董事會會議上放棄對其本人或任何聯繫人士擁有重大利益關係事宜之投票權,亦不得計算入相關董事會會議法定人數內;及

(c) 根據上市規則,倘任何股東須就任何特定決議案放棄投票或受限制僅可就任何特定決議案投票贊成或反對,則由該股東或由其代表就任何違反該規定或限制之任何投票將不予計算。

因此,董事會擬就細則作出修改已確保符合經修訂之上市規則。

此外，為配合於二零零三年十二月三十一日取消股份於倫敦證券交易所第二上市地位，細則將會作出相應之修訂。有關受委代表可於任何股東大會上以舉手形式投票亦將於細則上作出修訂。

建議修訂之細則，需有待股東於股東特別大會上以特別決議案批准，方可作實。有關建議修訂細則詳情，請參考召開股東特別大會之通告內之特別決議案，通告載於本通函第10至第17頁。

股東特別大會及代表委任安排

召開股東特別大會之通告載於本通函第10至第17頁。股東特別大會旨在考慮並酌情通過及批准更新根據購股權計劃之計劃授權上限之一項普通決議案及其中包括修訂若干細則之特別決議案。

茲隨附適用於股東特別大會之代表委任表格。無論　閣下是否有意出席股東特別大會，敬請依照表格上之指示填妥，惟無論如何須於股東特別大會或其任何續會指定舉行時間四十八小時前交回本公司於香港之股份過戶登記處香港中央證券有限公司(地址為香港皇后大道東一八三號合和中心十九樓一九零一至五室)。填妥及交回代表委任表格後，　閣下仍可按意願親身出席股東特別大會或其任何續會，並於會上投票。

根據本公司現行公司細則第59條，於任何股東大會中對進行表決決議案將以舉手形式決定除非(於公佈舉手結果之際或之前或其他進行點票的要求已被撤銷)被要求以點票形式決定(i)由大會之主席提出；或(ii)最少由三位有權出席及投票之投東或其代表提出；或(iii)提出合共持有不少於在會議上有權出席及投票之所有股東達百分之十的總表決議及有出席之股東或其代表提出；或(iv)合共持有不少於所有股份總額百分之十及有權出席及投票之股東或其代表提出。

責任聲明

本通函包括遵照上市規則就本公司之資料提供詳情。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並且於作出一切合理查詢後確認，就彼等所知及確信，並無遺漏任何其他事實致令本通函任何內容有所誤導。

推薦意見

董事會相信更新購股權計劃之計劃授權上限對本公司及股東整體而言最為有利。董事會亦支持建議之修訂細則。

故此，董事會建議　閣下於股東特別大會上投票贊成動議之有關決議案。

備查文件

購股權計劃及細則之副本可於直至二零零四年六月十八日止(包括該日)之一般辦公時間內於本公司之主要營業地點香港夏愨道十六號遠東金融中心二十一樓及在股東特別大會上查閱。

此致

列位股東　台照

承董事會命
董事長及首席執行長
謝國民
謹啟

二零零四年五月二十日

卜蜂國際有限公司

（於百慕達註冊成立之有限公司）
（股份編號：43）

茲通告卜蜂國際有限公司（「本公司」）謹訂於二零零四年六月十八日上午九時四十五分（或緊隨本公司於同日及同地點召開之股東週年大會結束或延期後）假座香港夏愨道十六號遠東金融中心二十一樓舉行股東特別大會，藉以考慮並酌情通過下列決議案（無論有否修訂）：

普通決議案

1. 「**動議**待香港聯合交易所有限公司（「聯交所」）上市委員會同意批准根據獲授權授出之購股權於行使時而予以發行之股份上市及買賣後，授權本公司董事會可根據本公司於二零零二年十一月二十六日採納之購股權計劃授出購股權。據此，因行使該等購股權而予以發行最多為通過該決議案當日已發行股份數目之10%股份（「更新計劃授權上限」）及作出一切行動及進行認為必要及適當之所有交易、安排及協議，以全面實行更新計劃授權上限。」

特別決議案

2. 「**動議**修訂本公司之細則（「細則」）如下：

(A) 將現行細則第1條中加入「聯繫人士」之新定義：

「「聯繫人士」　將根據上市規則所賦予之涵義；」

(B) 將現行細則第1條中加入「上市規則」之新定義：

「「上市規則」　指　不時修訂之香港聯合交易所有限公司證券上市規則；」

(C) 將現行細則第1條中「有關地區」之定義刪去，並以下列之新定義取代：

「「有關地區」　指　香港或董事會不時決定如本公司已發行普通股份於該地區之證券交易所上市之其他地區；」

(D) 將現行細則第58條第三行於「代表)」字句後加入「或受委代表」及重新排列細則第58條為細則第58(a)條；

(E) 將下列加入為新細則第58(b)條：

「(b) 根據上市規則，倘任何股東須就任何特定決議案放棄投票或受限制僅可就任何特定決議案投票贊成或反對，則由該股東或由其代表就任何違反該規定或限制之任何投票將不予計算。」

(F) 將現行細則第59條之全部刪除，並以下列之新細則第59條取代：

「59. 於任何股東大會中對進行表決決議案將以舉手形式決定，除非上市規則要求以點票形式決定或(於公佈舉手結果之際或之前或其他進行點票的要求已被撤銷)被要求以點票形式決定。點票形式可由：

(a) 大會之主席提出；或

(b) 最少三位有權出席及投票之股東或其代表提出；或

(c) 合共持有不少於在會議上有權出席及投票之所有股東達百分之十的總表決權及有出席之股東(或股東屬法人團體，經授權代表)或其代表提出；或

(d) 合共持有不少於所有股份總額百分之十及有權出席及投票之股東(或股東屬法人團體，經授權代表)或其代表提出。

除非有人提出以點票方式表決(提出者不可撤回)，會議主席根據舉手表決或以大比數同意的結果，宣佈決議案通過情況，並將此記載在會議記錄中，作為最終的依據，而無須證明該會議通過的決議案中支持或反對的票數或者其比例。」

(G) 將現行細則第60條之全部刪除，並以下列之新細則第60條取代：

「60. 如果必須以點票方式表決，會議主席須根據上市規則直接委任監票人。點票結果將被視為會議中要求點票通過之決議案。」

(H) 將現行細則第61條之全部刪除，並以下列之新細則第61條取代：

「61. 選舉會議主席、或於會議延期問題上應接受以點票方式投票。若以點票方式表決其他問題，應接受或按會議主席所指示之時間(不得遲於提出要求之日期後三個月)及地點進行。除會議主席另行指示外，點票方式投票並不需要發出通告。」

(I) 於緊隨細則第62條第一行「要求」字句前，加入「規定或」及於緊隨細則第62條第二行「要求」字句前，加入「規定或」。

(J) 於緊隨細則第77條最後一行「重選」字句後，加入「董事或若干需交替退任之董事不應計算入會議中需輪選告退之人數內」。

(K) 將現行細則第79條之全部刪除，並以下列之新細則第79條取代：

「79. 除退任董事外，概無任何人士合資格於任何股東大會上膺選董事，除非已向本公司發出列明擬提名有關人士膺選董事之書面通知以及由有關人士發出列明其有意膺選之通告並經由董事推薦參選，而提交有關通知之最短期限最少為有關指定大會日期前七(7)日。提交有關通知之期限不得早於寄發舉行有關選舉指

定股東大會通告翌日開始及不遲於舉行該股東大會七(7)日前結束。」

(L) 將細則第81條第一行「該」刪去，並以「於不損其後所載輪選之條款下」代替。

(M) 將細則第82條前之標題「董事」以「董事輪選」代替。

(N) 將現行細則第82條之全部刪除，並以下列之新細則第82條取代：

「82. 根據細則第77條，當其時三分之一之董事或倘董事之人數不是三或三之倍數，則最接近但不超逾董事人數三分之一之董事將於本公司每屆股東週年大會上輪值告退。任何輪值告退之董事將有資格獲膺選連任。」

(O) 加入新細則第83、84及85條：

「83. 每年輪值告退之董事，須為其最近一次當選董事後任期最長者，倘屬同一日獲委任或重選之董事(該等董事另有協定除外)，則以抽籤決定。決定董事告退(包括數目及身份)乃按股東週年大會通告日董事會之成員而決定，於該通告日後至會議結束前，因董事數目更改或身份有變，概無董事需要告退或免除告退。

84. 行將退任之董事具資格再獲委任。

85. 按照細則條款，在任何董事按前述方式卸任的會議上，公司可選舉一人填補有關空缺，如無上述的人選出，而卸任的董事又表示願意再度獲選，則該董事可被視為再度當選，除非該會議中明確決議不再填補此空缺，而再度推選該董事的決議案亦已在該會議上提出並遭否決。」

(P) 將現行細則第91條(G)、(H)及(I)之全部刪除，並以新細則第91條(G)、(H)及(I)取代：

「91(G)董事不得就批准彼或據彼所知彼之任何聯繫人士擁有重大權益之任何合約或安排或任何其他建議之任何董事會決議案投票(亦不得計入法定人數內)，如彼已投票，則不得點算其票數(亦不得計入有關董事局決議案之法定人數內)，惟本限制不適用於以下任何一項：

(i) 就董事或彼之聯繫人士應本公司及其任何附屬公司之要求或以本公司及其任何附屬公司之利益借出款項或產生或承擔責任，而由本公司或其任何附屬公司向彼任何聯繫人士提供任何抵押或彌償保證之任何合約或安排；

(ii) 就董事或彼之聯繫人士本身已個別或共同根據一項擔保或彌償保證承擔全部或部分責任或提供抵押之本公司或其任何附屬公司之債項或責任，而由本公司或其任何附屬公司向第三方人士提供任何抵押或彌償保證之任何合約或安排；

(iii) 有關提呈發售本公司或其任何公司股份、公司債券或其他證券以供認購或購買之任何合約、安排或建議，而董事或彼之聯繫人士因現時或將參與提呈發售的包銷或分包銷而有利益關係；

(iv) 董事或彼之聯繫人士僅因於本公司或其任何附屬公司股份或公司債券或其他證券擁有權益而與其他本公司股份或公司債券或其他證券持有人以相同方式擁有權益的任何合約或安排；

(v) 與董事或彼之聯繫人士僅以高級人員或行政人員或其他公司股東身份而直接或間接擁有權益或董事及／或彼之聯繫人士於該公司股份擁有實益權益之任何公司有關之任何合約、安排或建議，惟董事連同彼之任何聯繫人士擁有該公司已發行股份或任何類別股份投票權之實益權益合共不得超過百分之五(5%)或以上(或任何第三者透過其任何聯繫人士持有權益)；或

(vi) 任何為本公司或其附屬公司僱員利益而設之建議或安排包括：

(a) 任何有關採納、修訂或實施涉及本公司向本公司或其附屬公司僱員發行或授出有關股份或其他證券之購股權或為有關僱員利益而設而董事或彼之聯繫人士可據此獲益之任何股份計劃；或

(b) 採納、修訂或實施退休金計劃或與董事／彼之聯繫人士及本公司或其任何附屬公司僱員有關之退休、身故或殘疾福利計劃，而該等建議或安排並無給予董事或彼之聯繫人士任何與該等計劃或基金有關僱員所未獲賦予之特權或利益。

(H) 就上述(G)段而言：

(i) 倘董事及／或彼之聯繫人士仍然(但僅限於仍然)直接或間接持有或實益擁有該公司任何類別股本已發行股份或該公司(或彼或彼之任何聯繫人士之權益透過其衍生之任何第三方公司)股東之投票權百分之五(5%)或以上權益，則該公司將被視作由董事連同彼之任何聯繫人士擁有百分之五(5%)或以上權益之公司。就本段而言，董事或彼之聯繫人士作為被動受託人或保管受託人身分持有，而董事或彼之任何聯繫人士並無擁有實益權益之任何股份、董事或彼之聯繫人士在其中的權益屬復歸權益或剩餘權益之信託(但僅限於若干其他人士仍有權收取該信託之收入)構成之任何股份、董事僅以單位持有人身分持有權益之認可單位信託計劃構成之任何股分，以及並無附有股東大會投票權與股息及資本回報權利極受限制之任何股份，一概不予計算。

(ii) 倘董事及／或彼之聯繫人士於一家彼等持有百分之五(5%)或以上權益之公司在交易中擁有重大權益，則該董事及／或彼之聯繫人士亦須被視作於該項交易中擁有重大權益。

(iii) 「附屬公司」將根據上市規則下所賦予之涵義。

(I) 倘於任何董事會會議就有關董事(大會主席除外)或其聯繫人士之權益之重大程度，或任何董事(大會主席除外)是否擁有投票權或應否計入法定人數產生任何疑問，而有關問題未能因該董事自願放棄投票權，則須將有關問題提交大會主席，而大會主席對有關該其他董事之裁決將為最終定論，除非有關董事及／或彼之聯繫人士之權益就其所知之性質或程度未有向董事局公平披露。倘任何上述問題與大會主席有關，則有關問題須以董事局決議案決定(就此而言，主席將不得就此投票表決)，而該項決議案將為最終定論，除非主席之權益就其所知之性質或程度未有向董事局公平披露。」

3. 「取決於召開本會議通告內之第2項決議案獲通過，已註有「A」字樣之本公司細則(經印刷之文件)副本已呈交大會並已由大會主席簽署，以供識別用途，並批准及採納為本公司之新細則，以替代現行之公司細則。」

承董事會命
公司秘書
蔡綺媚

香港，二零零四年五月二十日

於本通告日，本公司董事包括九位執行董事：謝正民先生、謝大民先生、謝國民先生、謝中民先生、盧岳勝先生、張中民先生、李紹慶先生、李紹祝先生及Veeravat Kanchanadul先生與兩位獨立非執行董事：Budiman Elkana先生及張冠粵先生。

附註：

1. 隨附大會適用之代表委任表格及本通告將寄發予股東。

2. 代表須由正式書面授權並由委任人或其正式授權代表親自簽署，或倘委任人為法人團體，則須蓋上公司印鑑或由任何授權人士、負責人或代表親自簽署。

3. 凡有權出席大會並於會上投票之股東，均有權委任一位或多位代表出席，並代表其投票。委任代表毋須為本公司之股東。

4. 本代表委任表格連同經簽署准授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，須於大會或其任何續會舉行前四十八小時交回本公司於香港之股份過戶登記處香港中央證券登記有限公司(地址為香港皇后大道東一八三號合和中心十九樓一九零一至五室)，方為有效。

5. 填妥及交回代表委任表格後，本公司股東仍可按意願親身出席大會，並於會上投票，屆時代表委任表格將視為經已撤銷。

6. 如屬本公司股份之聯名持有人，則任何一位聯名持有人均可於大會上投票(不論親身或委派代表)，猶如他／她為唯一有權投票者，惟倘超過一位聯名持有人親身或委派代表出席大會，則僅於本公司股東名冊排名較先之出席者方有權投票(不論親身或委派代表)。

7. 根據本公司現行公司細則第59條，於任何股東大會中對進行表決決議案將以舉手形式決定除非(於公佈舉手結果之際或之前或其他進行點票的要求已被撤銷)要求以點票形式決定(i)大會之主席提出；或(ii)最少由三位有權出席及投票之股東或其代表提出；或(iii)合共持有不少於在會議上有權出席及投票之所有股東達百分之十的總表決權及有出席之股東或其代表提出；或(iv)合共持有不少於所有股份總額百分之十及有權出席及投票之股東或其代表提出。